UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

**AMENDED REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**
In respect of the issue of
USD 1,500,000,000 2.750% Global Notes due 7 March 2023 by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 5 March 2018, as amended on 7 March 2018

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("USD") 1,500,000,000 2.750% Global Notes due 7 March 2023 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 5 March 2018, as amended and restated on 7 March 2018 (the "Amended Pricing Supplement, and, together, the "Offering Circular").

This amended report (the "Amended Report") amends the report dated 5 March 2018 and filed by the Bank with the Securities and Exchange Commission on the same date (the "Original Report") in order to file the Amended Pricing Supplement as an exhibit to the report under Item 7(d)(ii), which replaces and supersedes the Pricing Supplement dated 5 March 2018 previously filed as an exhibit to the Original Report under Item 7(d)(ii). The Amended Pricing Supplement amended the Pricing Supplement dated 5 March 2018 by correcting the CUSIP and ISIN numbers for the Notes. Other than the Amended Pricing Supplement, the Bank is not amending or updating any part of the Original Report. The filing of the Amended Report, and the inclusion of the Amended Pricing Supplement as an exhibit thereto, should not be understood to mean that any other statements contained in the Amended Report are true and complete as of any other date subsequent to 5 March 2018.

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated 5 March 2018 (the "Syndication Agreement") with the managers named therein (the "Managers") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement") with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Managers have agreed to purchase the Notes. The obligations of the Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.579%	0.125%	99.454%
Total	USD 1,493,685,000	USD 1,875,000	USD 1,491,810,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Joint Lead Managers (as defined in the Syndication Agreement) have agreed to pay all costs and expenses (including legal expenses) incurred by themselves in or in connection with the initial printing of the Notes, the Syndication Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes, as set forth in the Syndication Agreement. The Bank shall bear the cost of its own legal expenses.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Syndication Agreement dated 5 March 2018.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Pricing Supplement dated 5 March 2018, as amended and restated on 7 March 2018.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

Syndication Agreement

European Bank for Reconstruction and Development
U.S.$1,500,000,000 2.750 per cent. Global Notes due 7 March 2023 (the "Notes") issued
pursuant to a Global Medium Term Note Programme

5 March 2018

To   Bank of Montreal, London Branch
Citigroup Global Markets Limited
Goldman Sachs International
The Toronto-Dominion Bank
(the "**Joint Lead Managers**")

Morgan Stanley & Co International plc
Nomura International plc
RBC Capital Markets, LLC
Scotiabank Europe plc
Société Générale
Wells Fargo Securities, LLC
(the "**Co-Managers**" and, together with the Joint Lead Managers, the "**Managers**")

c/o   Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

cc   Citibank, N A , (Agent)

Ladies and Gentlemen,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue U S $1,500,000,000 2 750 per cent Global Notes due 7 March 2023 (the "**Notes**") pursuant to its Euro 35,000,000,000 Global Medium Term Note Programme The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 3 July 2012 made between the Issuer and the Dealers party thereto All terms used herein have the meanings given to them in the Programme Agreement

We wish to record the arrangements agreed between us in relation to this issue

1   This Agreement appoints each Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes

The Joint Lead Managers confirm that they are in receipt of the documents referenced below

(i)   a copy of the Programme Agreement, and

(ii)   a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Joint Lead Managers (on behalf of the Managers) have requested

and, on behalf of the New Dealers, have found them to be satisfactory In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Joint Lead Managers confirm, on behalf of the New Dealers, that they have waived such production

For the purposes of the Programme Agreement, the details of the Joint Lead Managers for service of notices are as follows

Bank of Montreal, London Branch
95 Queen Victoria Street
London EC4V 4HG
United Kingdom

Tel   +44 207 664 8062
Email   BMODebt IssuanceTMG@bmo com
Attn   New Issues and Debt Syndicate

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Tel   +44 207 986 9050
Email·   mtndesk@citi com
Attn   MTN Desk

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

Tel   +44(0)20 7774 1000
Email   gsldnsynd@ny email gs com
Attn   Syndicate Desk

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

Tel   +44 207 628 2262
Email   tmg@tdsecurities com
Attn·   Managing Director, Origination and Syndication

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and the other Dealers, that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 4) the New Dealers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date

2   In order to permit the Issuer to file with the U S Securities and Exchange Commission the report required by 17 C F R § 290 3 no later than the date of this Agreement, the Managers confirm that the Notes are expected to be offered and sold in the United States

3   Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Managers jointly and severally agree to purchase the Notes, at a purchase price of 99 454 per cent of the principal amount of the Notes (the "**Purchase Price**"), being the issue price of 99 579 per cent , less a combined management and underwriting commission of 0 125 per cent of such principal amount

3.1   The Managers agree as between themselves that they will be bound by and will comply with the International Capital Market Association Standard Form Agreement Among Managers version 1 (the "**Agreement Among Managers**") with respect to the Notes and further agree that references in the Agreement Among Managers to the "Lead Manager" shall mean the Joint Lead Managers

4   Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the "**Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the Product Governance Rules

4.1   each of the Joint Lead Managers (each a "**Manufacturer**" and together the "**Manufacturers**") acknowledges to each other Manufacturer that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes, and

4.2 the Co-Managers note the application of the Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Pricing Supplement any other announcements in connection with the Notes

5 The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement

   (i) the sum payable on the Issue Date shall be U S $1,491,810,000 (representing the Purchase Price) which should be paid to the account of the Issuer with Citibank, New York, CITIUS33, account number 36125585, in favour of European Bank for Reconstruction and Development, London, SWIFT EBRDGB2L,

   (ii) **"Issue Date"** means 14 30 hours (London time) on 7 March 2018, or at such other time and/or date as the Issuer and the Joint Lead Managers, on behalf of the Managers, may agree, and

   (iii) **"Payment Instruction Date"** means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date

6 The Joint Lead Managers shall bear and pay all costs and expenses (including legal expenses) incurred by themselves in or in connection with the initial printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N A as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes The Issuer shall bear the cost of its own legal expenses For the avoidance of doubt, the Joint Lead Managers shall only bear the costs and expenses listed above relating to the initial issue of the Notes, and shall not be liable for any further costs and expenses

7 The obligation of the Managers to purchase the Notes is conditional upon

7.1 the conditions set out in Clause 3 2 (other than that set out in Clause 3 2 6) of the Programme Agreement being satisfied as of the Payment Instruction Date, and

7.2 the delivery to the Joint Lead Managers on the Payment Instruction Date of (i) legal opinions addressed to the Managers dated the Payment Instruction Date in such form and with such contents as the Joint Lead Managers, on behalf of the Managers, may reasonably require from the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer and from Linklaters LLP, legal advisers to the Managers in England, and a disclosure letter from Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in the United States, (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 7 1 of this Clause with regard to the Issuer and further to the effect that the Offering Circular (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Offering Circular to be supplemented or updated, and (iii) such other conditions precedent as the Joint Lead Managers reasonably may require

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability arising before or in relation to such termination), provided that the Joint Lead Managers, on behalf of the Managers, may in their discretion waive any of the aforesaid conditions or any part of them

8

8.1 The Joint Lead Managers, on behalf of the Managers, may, by notice to the Issuer, and the Issuer may, by notice to the Joint Lead Managers, on behalf of the Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Managers or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market

8.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the obligations of the Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement

9 Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein

10 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart

11 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement

Please confirm that this letter correctly sets out the arrangements agreed between us

Yours faithfully

For   **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By   *[signature]*

We agree to the foregoing

CITIGROUP GLOBAL MARKETS LIMITED
By

For
The Joint Lead Managers
BANK OF MONTREAL, LONDON BRANCH
CITIGROUP GLOBAL MARKETS LIMITED
GOLDMAN SACHS INTERNATIONAL
THE TORONTO-DOMINION BANK

The Co-Managers
MORGAN STANLEY & CO. INTERNATIONAL PLC
NOMURA INTERNATIONAL PLC
RBC CAPITAL MARKETS, LLC
SCOTIABANK EUROPE PLC
SOCIÉTÉ GÉNÉRALE
WELLS FARGO SECURITIES, LLC

Each by its duly authorised attorney

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

CITIGROUP GLOBAL MARKETS LIMITED
By:

Simi Alabi
Delegated Signatory

For:
The Joint Lead Managers
BANK OF MONTREAL, LONDON BRANCH
CITIGROUP GLOBAL MARKETS LIMITED
GOLDMAN SACHS INTERNATIONAL
THE TORONTO-DOMINION BANK

The Co-Managers
MORGAN STANLEY & CO. INTERNATIONAL PLC
NOMURA INTERNATIONAL PLC
RBC EUROPE LIMITED
SCOTIABANK EUROPE PLC
SOCIÉTÉ GÉNÉRALE
WELLS FARGO SECURITIES, LLC

Each by its duly authorised attorney:

Simi Alabi
Delegated Signatory

Annex A

MiFID II product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"), and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturers' target market assessment, however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means each of the Joint Lead Managers.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

5 March 2018

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$1,500,000,000 2.750 per cent. Global Notes due 7 March 2023 (the "Notes")
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 (the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency	United States Dollar ("U.S.$")
2	Nominal Amount	U S $1,500,000,000
3	Type of Note	Fixed Rate
4	Issue Date	7 March 2018
5	Issue Price	99 579 per cent
6	Maturity Date	7 March 2023
7	Fungible with existing Notes	No

FORM OF THE NOTES

8		Form of Note	Registered
9		New Global Note	No
10		Specified Denomination(s)	U S $1,000
11		Exchange of Bearer Notes	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes	Not Applicable
	(b)	Date(s) on which the Talons mature	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note·	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co as nominee for DTC
	(b)	Exchange of Registered Global Note	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14		Partly Paid Notes	No

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date	7 March 2018
16		Fixed Rate Notes	Applicable
	(c)	Fixed Rate(s) of Interest	2 750 per cent per annum payable semi-annually in arrear For the avoidance of doubt, U S $13 75 shall be payable per Specified Denomination on each Fixed Interest Date
	(d)	Fixed Interest Date(s)	7 March and 7 September in each year, from and including 7 September 2018 up to and including the Maturity Date
	(e)	Initial Broken Amount per Specified Denomination	Not Applicable
	(f)	Final Broken Amount per Specified Denomination	Not Applicable
	(g)	Fixed Day Count Fraction	30/360
	(h)	Business Day Convention	Following Business Day
	(i)	Business Day definition if different from that in Condition 4(a)(iii)	Condition 4(a)(iii) applies, and for the avoidance of doubt, New York City is the principal financial centre London shall be the

			additional business centre
	(j)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above	No
17	Zero Coupon Notes		Not Applicable
18	Floating Rate Notes and Indexed Notes		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6		Condition 6(e) applies
20	Dual Currency Notes		Not Applicable
21	Physically Settled Notes		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(k)	Redemption at Issuer's option	No
	(l)	Redemption at Noteholder's option	No
23	(m)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount)	100 per cent per Specified Denomination
	(n)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount	Not Applicable
24	Instalment Note		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default		Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer	Joint Lead Managers Bank of Montreal, London Branch 95 Queen Victoria Street London EC4V 4HG

United Kingdom

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

Co-Managers

Morgan Stanley & Co International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom

RBC Capital Markets, LLC
200 Vesey Street
Three World Financial Center
New York, NY 10281
United States of America

Scotiabank Europe plc
201 Bishopsgate
6th Floor
London EC2M 3NS
United Kingdom

Société Générale
Tours Société Générale

17 Cours Valmy
92987 Paris La Défense Cedex
France

Wells Fargo Securities, LLC
550 South Tryon Street, 4th Floor
Charlotte, NC 28202-4200
United States of America

28	Date of Syndication Agreement	5 March 2018
29	Stabilising Manager	Not Applicable
30	Additional selling restrictions	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent	Not Applicable
32	Intended to be held in a manner which would allow Eurosystem eligibility	No
33	Common Code	178918249
	ISIN Code	US29878TDA97
	CUSIP Number	29878TDA9
34	Listing	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange plc
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes	Not Applicable

denominated in euro

| 36 | Additional Information | Not Applicable |
| 37 | Total Commissions | 0 125 per cent of the Nominal Amount |

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 7 March 2018 or as soon as practicable thereafter

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Retail investors, professional investors and ECPs target market"

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By
     Authorised signatory

CITIBANK, N.A
(as Agent)

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc with effect from 7 March 2018 or as soon as practicable thereafter No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch Ratings France S A ("**Fitch**") As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments

3   **NOTIFICATION**

Not Applicable

4   **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer

5   **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be U S $1,491,810,000) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations
(ii)	Estimated net proceeds	U S $1,491,810,000
(iii)	Estimated total expenses	U S $20,000

6   **YIELD**

Indication of yield   2 841 per cent (semi-annual)

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price It is not an indication of future yield

7   **HISTORIC INTEREST RATES**

Not Applicable

8   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9   **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

MiFID II product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"), and (ii) all channels for distribution of the Notes are appropriate Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturers' target market assessment, however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels

For the purposes of this provision, the expression "**manufacturer**" means each of the Joint Lead Managers

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II

5 March 2018

PRICING SUPPLEMENT

**European Bank for Reconstruction and Development
U.S.$1,500,000,000 2.750 per cent. Global Notes due 7 March 2023 (the "Notes")
issued pursuant to a Global Medium Term Note Programme**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 (the "**Offering Circular**") This Pricing Supplement must be read in conjunction with such Offering Circular Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom

SUMMARY OF THE NOTES

1	Specified Currency	United States Dollar ("**U.S.$**")
2	Nominal Amount	U S $1,500,000,000
3	Type of Note	Fixed Rate
4	Issue Date	7 March 2018
5	Issue Price	99 579 per cent
6	Maturity Date	7 March 2023
7	Fungible with existing Notes	No

FORM OF THE NOTES

8		Form of Note	Registered
9		New Global Note	No
10		Specified Denomination(s)	U S $1,000
11		Exchange of Bearer Notes	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes	Not Applicable
	(b)	Date(s) on which the Talons mature	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co as nominee for DTC
	(b)	Exchange of Registered Global Note	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14		Partly Paid Notes	No

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date	7 March 2018
16		Fixed Rate Notes	Applicable
	(a)	Fixed Rate(s) of Interest	2 750 per cent per annum payable semi-annually in arrear For the avoidance of doubt, U S $13 75 shall be payable per Specified Denomination on each Fixed Interest Date
	(b)	Fixed Interest Date(s)	7 March and 7 September in each year, from and including 7 September 2018 up to and including the Maturity Date
	(c)	Initial Broken Amount per Specified Denomination	Not Applicable
	(d)	Final Broken Amount per Specified Denomination	Not Applicable
	(e)	Fixed Day Count Fraction	30/360
	(f)	Business Day Convention	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii)	Condition 4(a)(iii) applies, and for the avoidance of doubt, New York City is the principal financial centre London shall be the

<table>
<tr><td></td><td></td><td></td><td>additional business centre</td></tr>
<tr><td></td><td>(h)</td><td>Calculation of interest to be adjusted in accordance with Business Day Convention specified above</td><td>No</td></tr>
<tr><td>17</td><td></td><td>Zero Coupon Notes</td><td>Not Applicable</td></tr>
<tr><td>18</td><td></td><td>Floating Rate Notes and Indexed Notes</td><td>Not Applicable</td></tr>
</table>

PROVISIONS REGARDING PAYMENTS/DELIVERIES

<table>
<tr><td>19</td><td></td><td>Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6</td><td>Condition 6(e) applies</td></tr>
<tr><td>20</td><td></td><td>Dual Currency Notes</td><td>Not Applicable</td></tr>
<tr><td>21</td><td></td><td>Physically Settled Notes</td><td>Not Applicable</td></tr>
</table>

PROVISIONS REGARDING REDEMPTION/MATURITY

<table>
<tr><td>22</td><td>(a)</td><td>Redemption at Issuer's option</td><td>No</td></tr>
<tr><td></td><td>(b)</td><td>Redemption at Noteholder's option</td><td>No</td></tr>
<tr><td>23</td><td>(a)</td><td>Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount)</td><td>100 per cent per Specified Denomination</td></tr>
<tr><td></td><td>(b)</td><td>Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount</td><td>Not Applicable</td></tr>
<tr><td>24</td><td></td><td>Instalment Note</td><td>Not Applicable</td></tr>
<tr><td>25</td><td></td><td>Early Redemption Amount for each Note payable on an event of default</td><td>Condition 5(d) applies</td></tr>
</table>

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

<table>
<tr><td>26</td><td>Method of distribution</td><td>Syndicated</td></tr>
<tr><td>27</td><td>If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer</td><td>Joint Lead Managers

Bank of Montreal, London Branch
95 Queen Victoria Street
London EC4V 4HG
United Kingdom</td></tr>
</table>

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

Co-Managers

Morgan Stanley & Co International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom

RBC Capital Markets, LLC
200 Vesey Street
Three World Financial Center
New York, NY 10281
United States of America

Scotiabank Europe plc
201 Bishopsgate
6th Floor
London EC2M 3NS
United Kingdom

Société Générale
Tours Société Générale
17 Cours Valmy

4

92987 Paris La Défense Cedex
France

Wells Fargo Securities, LLC
550 South Tryon Street, 4th Floor
Charlotte, NC 28202-4200
United States of America

28	Date of Syndication Agreement	5 March 2018
29	Stabilising Manager	Not Applicable
30	Additional selling restrictions	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent	Not Applicable
32	Intended to be held in a manner which would allow Eurosystem eligibility	No
33	Common Code	178918249
	ISIN Code	US29874QDH48
	CUSIP Number	29874QDH4
34	Listing	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange plc
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro	Not Applicable
36	Additional Information	Not Applicable

37	Total Commissions	0 125 per cent of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 7 March 2018 or as soon as practicable thereafter

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Retail investors, professional investors and ECPs target market"

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By _C. Smith_   S·F.

Duly Authorised Officer

CITIBANK, N.A
(as Agent)

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc with effect from 7 March 2018 or as soon as practicable thereafter No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch Ratings France S A ("**Fitch**") As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be U S $1,491,810,000) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations
(ii)	Estimated net proceeds	U S $1,491,810,000
(iii)	Estimated total expenses	U S $20,000

6 **YIELD**

Indication of yield	2 841 per cent (semi-annual)

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price It is not an indication of future yield

7   **HISTORIC INTEREST RATES**

Not Applicable

8   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9   **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable